SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934.

XLIT Ltd.

Catlin Insurance Company Ltd.

(Name of Subject Companies (Issuers))

XLIT Ltd.

(Name of Filing Person (Offeror))

XLIT Ltd. Fixed/Floating Rate Non-Cumulative Preference Ordinary Shares, Series D, liquidation amount
$1,000 plus declared and unpaid dividends per security
(the “Series D Preferred Shares”) CUSIP/ISIN No G98296109 / KYG982961099

XLIT Ltd. Fixed/Floating Perpetual Non-Cumulative Preference Ordinary Shares, Series E, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Series E Preference Shares”) CUSIP/ISIN No 98372P AJ7 / US98372PAJ75

Catlin Insurance Company Ltd. Fixed/Floating Non-Cumulative Perpetual Preferred Shares, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Catlin Preferred Shares”) CUSIP/ISIN No 149206 AA2 / 144A ISIN: US149206AA21; Reg S ISIN:
USG1970AAA28

(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Todd E. Freed, Esq.
Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$550,000,000.00	$63,745.00

*	Estimated solely for the purpose of computing the filing fee. This transaction valuation was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the amount of cash to be paid for the Securities (as defined herein).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017 equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,745.00	Filing Party: XLIT Ltd.

Form or Registration No.: Schedule TO	Date Filed: June 8, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 8, 2017 (together with the Amendment, the “Schedule TO”), which relates to the offers (the “Offers”) by XLIT Ltd. to purchase in cash issued and outstanding Series E Preference Shares, Series D Preference Shares and Catlin Preferred Shares (collectively, the “Securities”), plus declared and unpaid dividends, in each case, on the terms and subject to a minimum tender condition, a financing condition and the other conditions set forth in the Offer to Purchase, dated June 7, 2017 (as it may be amended from time to time, the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Offer to Purchase as reflected in the amended Offer to Purchase, dated June 20, 2017, filed as an exhibit hereto. All references in the Schedule TO to the Offer to Purchase shall be deemed to refer to the amended Offer to Purchase. Except as amended thereby, all terms of the Offers and all other disclosures set forth in the Schedule TO and the exhibits thereto as previously filed remain unchanged and are hereby expressly incorporated into this Amendment by reference. Items 10 and 12 of the Schedule TO are hereby amended and supplemented as follows:

Item 8. Interest in the Securities of the Subject Company.

(a) Securities Ownership.

Item 8(a) of the Schedule TO is hereby amended and restated as follows:

The information set forth in the Offer to Purchase in the section entitled “The Offers—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities,” as amended by the amended Offer to Purchase, dated June 20, 2017, is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Item 10(a) of the Schedule TO is hereby amended and supplemented by adding the following as its second paragraph:

The information set forth in the Offer to Purchase under the heading “Summary Consolidated Historical Financial Information of XL Group Ltd” is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(C)	Amended Offer to Purchase, dated June 20, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2017

XLIT Ltd.

By:	/s/ Andreas Weber
Name: Andreas Weber
Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 7, 2017 (previously filed with Schedule TO on June 8, 2017).

(a)(1)(B)	Press release, dated June 7, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 7, 2017 and incorporated herein by reference).

(a)(1)(C)	Amended Offer to Purchase, dated June 20, 2017 (filed herewith).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Registration Statement on Form S-3 (No. 333-116245) filed on June 7, 2004 and incorporated herein by reference).

(d)(2)	Second Supplemental Indenture, dated as of November 12, 2004, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on November 15, 2004 and incorporated herein by reference).

(d)(3)	Third Supplemental Indenture, dated December 9, 2005, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.2 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on December 12, 2005 and incorporated herein by reference).

(d)(4)	Fourth Supplemental Indenture, dated May 7, 2007, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on May 7, 2007 and incorporated herein by reference).

(d)(5)	Indenture, dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on September 30, 2011 (No. 1-10804) and incorporated herein by reference).

(d)(6)	First Supplemental Indenture, dated September 30, 2011, to the Indenture dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on September 30, 2011 and incorporated herein by reference).

(d)(7)	Second Supplemental Indenture, dated November 21, 2013, to the Indenture, dated as of September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on November 21, 2013 and incorporated herein by reference).

(d)(8)	Third Supplemental Indenture, dated July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

EXHIBIT NUMBER	EXHIBIT NAME
(d)(9)	Fourth Supplemental Indenture, dated as of August 3, 2016, among XL Group, (XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.1 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(10)	Indenture, dated March 30, 2015, among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on March 30, 2015 (No. 1-10804) and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated March 30, 2015, to the Indenture dated March 30, 2015 among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, dated as of July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.3 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

(d)(13)	Third Supplemental Indenture, dated as of August 3, 2016, among XL Group, XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated March 15, 2007 (filed as Exhibit 10.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 15, 2007 and incorporated herein by reference).

(d)(15)	Termination of March 15, 2007 Replacement Capital Covenant, dated March 30, 2015(filed as Exhibit 4.6 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(16)	Replacement Capital Covenant, dated March 30, 2015 (filed as Exhibit 4.7 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.